SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of March, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CORPORATE TAXPAYERS ENROLLMENT No. 33.700.394/0001 -40

PUBLICLY-HELD COMPANY

ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETINGS

CALL NOTICE

The shareholders of UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. (“Company”) are invited for the Annual and Extraordinary Shareholders Meetings, to be held on March 21st, 2007, at 10h30 a.m., 10h50 a.m. and 11h10 a.m., at UNIBANCO building, at Avenida Eusébio Matoso, No. 891, ground floor, in the City of São Paulo, State of São Paulo - Brazil, in order to approve the following matters:

I – Extraordinary Shareholders Meeting to be held at 10h30 a.m.:

Proposal of the Board of Directors dated of March 05th, 2007, for the:

a) increase of the maximum number of members of the Board of Directors, with the consequent amendment of the wording of the caput of Article 15 of the By-Laws;

b) inclusion of a Third Paragraph on Article 18 of the By-Laws, in order to allow the participation of the Directors on the Board of Directors Meetings (i) through tele or video conference or any other vehicle that allows the other members to hear and/or see them or (ii) by the previous sending of its vote;

c) amendment of the caput of Article 27 of the By-Laws, in order to improve its wording;

d) amendment of the Third Paragraph of Article 28 of the By-Laws, in order to make clear that certain acts may be executed solely by an Officer or an attorney-in-fact, provided that it is previously authorized by the Board of Directors;

e) reduction of the term-of-office of the Audit Committee to one (1) year;

f) consolidation of the By-laws; and

g) other matters of the Company’s interest.

II – Extraordinary Shareholders Meeting to be held at 10h50 a.m.:

Decision on the proposal of the Board of Directors dated of March 05th, 2007, for the modification of the Stock Option Plan – Performance.

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III – Annual Shareholders Meeting to be held at 11h10 a.m.:

a) reading, discussing and voting of the Management’s Report, Financial Statements and Independent Auditors’ Report, related to the fiscal year ended on 12.31.2006;

b) destination of the net profit of the fiscal year;

c) appointment of the members of the Board of Directors and the members of the Audit Committee; and

d) establishment of the compensation of the members of the Board of Directors, of the Audit Committee and of the Board of Officers.

São Paulo, March 5th, 2007.

Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 07, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.